Exhibit 9.3

Termination Agreement

This Termination Agreement (this “Agreement”) is made as of April 12, 2016, by and among China Yida Holding Acquisition Co. (the “Company”), Minhua Chen and Yanling Fan (collectively, the “Shareholders”). Capitalized terms used herein but not defined shall have the meanings given to them in the Rollover Agreement and the Amended Merger Agreement (each as defined below).

WHEREAS, the Company has entered into that certain amended and restated agreement and plan of merger (the “Amended Merger Agreement”) dated as of the date hereof with China Yida Holding, Co. (the “Target”) to amend and restate an agreement and plan of merger that the Company and the Target previously entered into on March 8, 2016 (the “Original Merger Agreement”);

WHEREAS, pursuant to and in accordance with the Amended Merger Agreement, the Company will merge with and into the Target, with the Target surviving and continuing as the surviving company (the “Merger”);

WHEREAS, in connection with the Original Merger Agreement, the Company and the Shareholders entered into that certain rollover agreement on March 8, 2016 (the “Rollover Agreement”), pursuant to which the Shareholders agreed, in part, to contribute to the Company shares of common stock of Target they own in exchange for shares of common stock of the Company; and

WHEREAS, in connection with the consummation of the transactions contemplated under the Amended Merger Agreement, the Company and the Shareholders have determined and agreed to cancel and terminate the Rollover Agreement.

NOW, THEREFORE, in consideration of the material covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1. The Rollover Agreement and any and all of the respective rights, benefits, and obligations of the Company and the Shareholders existing or arising under, pursuant to or in connection with the Rollover Agreement are hereby cancelled and terminated and rendered null and void in their entirety subject to and upon the terms and conditions set forth herein.

2. By reason of this Agreement, the parties expressly acknowledge, agree, and stipulate as follows:

a)	no party has any claim or cause of action against the other arising out of, pursuant to, or in connection with, the Rollover Agreement through and as of the date hereof;

b)	the express purpose of this Agreement is to effect a complete, final, and unconditional settlement among the parties with respect to the Rollover Agreement and any and all matters, transaction, or disputes among the parties thereunder which may be outstanding through and as of the date hereof; and

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c)	upon the cancellation and termination of the Rollover Agreement effected by the provisions hereof, no party shall have any remaining duties, liabilities or obligations whatsoever to each other with respect to the Rollover Agreement.

3. The Company and the Shareholders expressly agree that this Agreement shall be governed by and shall be interpreted, construed, and enforced in accordance with the laws of the State of Nevada, without giving effect to provisions as to conflicts of laws.

4. All the terms and provisions of this Agreement shall be binding upon, inure to the benefit of, and be enforceable by the parties hereto and their respective successors and assigns.

5. This Agreement constitutes the entire agreement of the parties hereto with respect to the matters herein contained and may not be altered, modified, or amended except in writing, executed, and delivered by or on behalf of the parties.

[Signature Page Shall Follow]

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IN WITNESS WHEREOF, the parties hereto have executed this Termination Agreement as of the date first above written.

THE COMPANY:

CHINA YIDA HOLDING ACQUISITION CO.

By:	/s/ Minhua Chen
Name: Minhua Chen
Title: President

SHAREHOLDERS:

/s/ Minhua Chen
Minhua Chen

/s/ Yanling Fan
Yanling Fan

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